     As Filed with the Securities and Exchange Commission on April 28, 1999
                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            OSAGE SYSTEMS GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                     95-4374983
     (State or Other Jurisdiction                        (I.R.S. Employer
   of Incorporation or Organization)                  Identification Number)

                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

                               JACK R. LEADBEATER
                             Chief Executive Officer
                            Osage Systems Group, Inc.
                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:
                             STEPHEN M. COHEN, ESQ.
                   Buchanan Ingersoll Professional Corporation
                               Eleven Penn Center
                         1835 Market Street, 14th Floor
                        Philadelphia, Pennsylvania 19103


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

Common Stock,
  $.01 par value.........       3,706,776(1)             $6.375               $23,630,697              $6,569



(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement is also deemed to include additional shares of Common Stock which may be issued as: (i) payment of dividends on Registrant's Series D Convertible Preferred Stock (the "Series D Shares") and Series E Convertible Preferred Stock (the "Series E Shares"); and (ii) upon conversion of the Series D Shares and Series E Shares at a conversion price less than $4.975 and $6.5625, respectively. The aggregate number of shares of Common Stock issuable upon exercise of all of the outstanding Series D Shares is determined by dividing $1,000,000 by the lesser of (i) $4.975 or (ii) in the event that the Company fails to comply with certain obligations to redeem the Series D Shares, 80% of the average of the three lowest closing bid prices of the Company's Common Stock during the five trading days immediately preceding the conversion date. The aggregate number of shares of Common Stock issuable upon exercise of all of the outstanding Series E Shares is determined by dividing $2,000,000 by the lesser of
         (i) $6.5625 or (ii) in the event that the Company fails to comply with certain obligations to redeem the Series E Shares, 80% of the average of the three lowest closing bid prices of the Company's Common Stock during the five trading days immediately preceding the conversion date.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the high and low prices per share of the Registrant's Common Stock as reported on the American Stock Exchange on April 23, 1999.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 23, 1999

PROSPECTUS

                            OSAGE SYSTEMS GROUP, INC.
                       1661 EAST CAMELBACK ROAD, SUITE 245
                             PHOENIX, ARIZONA 85016

                                   3,706,776         SHARES OF COMMON STOCK,
                                                     SUBJECT TO ADJUSTMENT

         The selling stockholders identified as "Selling Security Holders" in this Prospectus, may offer and sell, from time to time, up to an aggregate of 3,706,776 Shares of the Common Stock of Osage Systems Group, Inc. The Shares were issued, or are issuable upon the conversion or exercise of securities issued, by us in private placement transactions. The Selling Security Holders may sell all or a portion of their respective Shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these Shares.

         Our Common Stock is listed on the American Stock Exchange under the symbol "OSE". The last reported sale price of our Common Stock on April 23, 1999 on the American Stock Exchange was $6.50 per share.

         INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 April 23, 1999

                            OSAGE SYSTEMS GROUP, INC.


                                TABLE OF CONTENTS

                                                                 Page No.



ABOUT OSAGE SYSTEMS GROUP, INC.                                       1


RISK FACTORS                                                          2


USE OF PROCEEDS                                                       9


SELLING SECURITY HOLDERS                                             10


DESCRIPTION OF SECURITIES                                            14


PLAN OF DISTRIBUTION                                                 22


LEGAL MATTERS                                                        23


EXPERTS                                                              23


WHERE YOU CAN FIND MORE INFORMATION                                  25


INDEMNIFICATION OF DIRECTORS AND OFFICERS                            27


SIGNATURES                                                         II-4


POWER OF ATTORNEY                                                  II-4


EXHIBIT INDEX                                                      II-5

                         ABOUT OSAGE SYSTEMS GROUP, INC.

         Osage Systems Group, Inc. ("Osage") is a multi-regional provider of network computing solutions through its twelve (12) offices located in nine (9) states. We provide these solutions by deploying a life-cycle methodology which addresses all phases of a customer's information technology needs. This includes business needs analysis, systems architecture design, systems implementation and ongoing systems management support. Solutions are developed and delivered by our technical consultants, who are skilled in specialized practice areas such as enterprise infrastructure, enterprise resource planning, electronic commerce, java application development, web solutions, electronic publishing and network support services. Our solutions integrate products that feature state of the art technology from industry-leading vendors of information technology products, such as Sun Microsystems, Inc., Cisco Systems, Inc., Oracle Corporation, Netscape Communications Corporation, Hewlett Packard Company, Microsoft, Fore Systems, Inc., Lawson Software, Check Point Software Technologies, Ltd., Inktomi Corporation and Veritas Software Corporation.

         During 1998, we implemented an aggressive growth strategy based on our belief in two fundamental concepts. First, the expanding market demand for companies with the expertise to design, integrate and implement a customer's information technology needs. Second, the competitive advantages offered by our blend of specialized professional services and products. A key element of this strategy is to identify acquisition candidates that have a proven record of delivering high-quality technical services and a customer base of large and mid-sized companies which may benefit from the synergies offered by our growth strategy. An additional factor is to identify acquisition candidates with expertise in higher margin professional consulting services that can be cross-sold through our offices. One of the principal objectives of this strategy is to develop a greater focus upon the delivery of professional consulting services, thereby offering the potential for higher profit margins and greater growth opportunities than generally available to traditional product resellers. Through implementation of this strategy, we intend to expand our market presence in selected regions throughout the country. This will enable us to further establish the "Osage" brand name, provide a greater opportunity for cross selling and maximize operating efficiencies through the integration of certain centralized functions.

         Since the adoption of our growth strategy in the beginning of 1998, we have acquired six (6) companies that have significantly contributed to our revenue base. During 1998, our revenues increased to $61 million, as compared to $14.2 million during 1997. On a pro forma basis, had each of the acquisitions been completed as of January 1, 1998, our revenues during 1998 would have increased to $83 million.

         Our objective is to be recognized as one of the leading solutions providers of a customer's networking and internet computing needs. We intend to fulfill this objective by, among other things, continuing our growth strategy and shifting the focus of our product and service offerings to the development of specialized practice areas.

         Osage was originally incorporated as "Pacific Rim Entertainment, Inc." under the laws of Delaware in 1992. From 1992 through 1996, Pacific Rim principally engaged in the animated film production business. After several years of losses following Pacific Rim's initial public offering in

1993, the company suspended its business operations in 1996 and remained inactive while it sought to identify a strategic business combination with a private operating company. Pacific Rim acquired, and thereafter, assumed the historic business of Osage Computer Group, Inc. in a merger transaction that became effective on December 22, 1997. Osage Computer Group, Inc. had been a provider of network computing solutions since 1989. On March 10, 1998, Pacific Rim changed its name to "Osage Systems Group, Inc."

         The executive offices of Osage are located at 1661 East Camelback Road, Suite 245, Phoenix, Arizona, and our telephone number is (602) 274-1299.


                                  RISK FACTORS

         An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk and should only be made by purchasers who have carefully gathered and reviewed information about Osage. This would normally include information about our finances, results of operations, business description, prospects, management, capitalization, share ownership and transactions involving management and principal stockholders. This Prospectus, however, has been filed as part of a Registration Statement on Form S-3, and as such, only contains a summary of certain information which may be relevant to a purchaser in making an investment decision. Accordingly, prospective purchasers of the Shares should, prior to making an investment decision, carefully evaluate, among other materials: (i) the following risk factors; (ii) the remainder of the information set forth within this Prospectus; and (iii) the SEC Reports and other information about us incorporated by reference into this document.

         The section of this Prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" provides a list of the SEC Reports and other information that is incorporated by reference into this Prospectus.

         This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by management to be reasonable, no assurance can be given that such statements will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

1.       RECENT NET LOSSES.

         We incurred a net loss of $3.02 million for the year ended December 31, 1998 of which $2.37 million was incurred during the fourth quarter of 1998. The loss for the fourth quarter follows a net loss for the third quarter ended September 30, 1998 of $56,000. Although we are confident that our losses will subside as we achieve greater operating efficiencies and address other nonrecurring factors, there can be no assurances to this effect. Notwithstanding our expectations, if material losses continue, our operations would be adversely affected and continued implementation of our acquisition program would be significantly delayed.

2.       RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

         One of the central elements of our business strategy is to achieve growth through acquisitions and to focus future growth on the higher margin services segment of our operations. Due to the early stages of our acquisition program, there can be no assurances as to the long-term impact of our acquisition strategy on our gross profits or net income. During 1998, the acquisition strategy may have contributed towards net losses in several respects. First, certain of the acquired companies continued to incur losses from operations, or required significant cash advances from Osage, which, in turn, adversely effected our results of operations. Second, the acquisition strategy resulted in a significant increase in our selling, general and administrative expenses, which also had a negative impact on our results of operations. As net sales continue to increase, however, our overhead will be spread over a larger revenue base, which we expect will have a positive impact on our results of operations.

         We anticipate that future profitability is likely to depend upon a combination of many factors. First, the continued growth of Osage's business through acquisitions. Second, the management of the growth through the integration of the businesses acquired. Third, the continued expansion of our higher margin service business. Continuation of our growth strategy, however, depends upon a number of factors. First, we must continue to have adequate capital resources to continue to finance the acquisitions. In view of our recent losses and limited available financing, our ability to finance cash acquisitions is presently limited. Second, the continued availability of an adequate supply of acquisition targets at reasonable purchase prices. Increased completion for acquisition candidates could reduce the pool of available targets and could increase acquisition prices.

3.       NEED FOR ADDITIONAL FINANCING; RISKS RELATED TO ACQUISITION FINANCING.

         In order to pursue our acquisition strategy in the long term, we will require additional financing, which we intend to obtain through a combination of traditional debt financing, the issuance of our shares and the placement of debt and equity securities. To the extent that acquisitions can be financed through the issuance of our securities, the need for cash resources is mitigated. In the event that our Common Stock does not attain or maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, we may be required to utilize more of our cash resources, if available, in order to maintain our acquisition program. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or equity financing.

4. ADDITIONAL DILUTION ASSOCIATED WITH EXISTING CONVERTIBLE SECURITIES AND POSSIBLE FUTURE ACQUISITIONS.

         We are presently authorized to issue 50,000,000 shares of Common Stock, of which 9,465,643 are outstanding as of the date of this Prospectus. We may in the future issue up to 605,767 shares of Common Stock (subject to potential upward adjustment) upon the conversion of outstanding preferred stock. We may also issue in the future up to 4,212,268 shares of Common Stock upon the exercise of outstanding stock options and warrants. Together with the conversion of outstanding shares of preferred stock, the exercise of outstanding options and warrants could conceivably result in an increase in the number of outstanding shares of Osage's Common Stock from 9,465,643 to 14,283,678 or more. Issuance of this many shares is likely to have an extremely dilutive effect upon the existing stockholders.

         We may also issue additional shares of Common Stock in the future in connection with the following:

-        earn-out provisions of certain prior acquisitions;

-        pending or future acquisitions; or

- other valid business purposes within the discretion of the Board of Directors.

5.       INFLUX OF SHARES ELIGIBLE FOR SALE.

         Sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock and make it more difficult for us to sell equity securities in the future at prices we deem appropriate. As of the date of this Prospectus, Osage had 9,465,643 shares of Common Stock outstanding, of which approximately 4.4 million were eligible for public resale. Upon completion of this offering (assuming the conversion or exercise of certain securities held by the Selling Security Holders), there will be an increase in the shares of outstanding Common Stock to approximately 10,591,410. As a result of the lapse of the holding period for restricted securities under Rule 144 of the Securities Act of 1933 and the registration for resale of the 2,428,628 shares covered by this Prospectus, there will be an aggregate of approximately 8.3 million shares eligible for public resale without restriction by the summer of 1999. Up to approximately 2.9 million additional shares will become eligible for public resale periodically during the remainder of 1999. Sales of these shares in the public market, or the perception that such future sales could occur, may adversely affect the market price of the Common Stock and could impair our ability to obtain capital through offerings of equity securities.

6.       CLASSIFIED BOARD; DELAWARE ANTI-TAKEOVER LAW
         Our Board of Directors is classified into three classes, with the members of one class (or approximately one-third of the Board) elected each year to serve a three-year term. A director may be removed only for cause by a vote of the holders of two-thirds of our outstanding securities. The classified Board of Directors makes it more difficult to change majority control of the Board, which may discourage attempts by third parties to make a tender offer or otherwise obtain control of Osage, even if such attempt would be beneficial to us and our stockholders.


         Osage is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law (the "GCL"). In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock. The supermajority voting provisions in our bylaws and the provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control of Osage or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. Our Certificate of Incorporation includes undesignated Preferred Stock, which may enable the Board to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise.

7.       SUBSTANTIAL RELIANCE ON KEY CUSTOMERS.

         Dependence on our largest customers has diminished as revenues have increased and the geographic scope of our business has expanded. The largest customer which in 1996 and 1997 accounted for 43.9% and 64.8% of net sales, respectively, accounted for only 16.7% of net sales in 1998. Two other customers accounted for 6.0% and 10.1% of our net sales for the year ended December 31, 1998. Based upon historical and recent results and existing relationships with customers, although we are less dependent on our largest customers, we believe that a substantial portion of our net sales and gross profits will continue to be derived from sales to our largest customers.

         Possible risks associated with our customer relationships include:

- lack of ongoing written commitments by customers to purchase products and services from us;

- failure by large customers to renew service contracts or termination of existing contracts; and

-        a significant reduction in purchase orders from large customers.

8.       SUBSTANTIAL VARIABILITY OF QUARTERLY OPERATING RESULTS.

         In the past, our operating results have varied substantially from quarter to quarter, and we expect that they will continue to do so. Our quarterly operating results are influenced by, among others:

-        the timing, size and stage of projects;

-        new service introductions by us or our competitors;

-        information technology outsourcing trends;

- the hiring of additional staff and increased selling and administrative expenses associated with our growth;

-        changes in our billing and employee utilization rates; and

- incurring costs for projects in periods prior to recognizing revenues for such contracts.

         We must plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect our operating results for the quarter. We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance.

9.       HIGHLY COMPETITIVE INFORMATION TECHNOLOGY SERVICES INDUSTRY.

         Our business is highly competitive. Many of our competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources. Additionally, we have faced, and expect to continue to face, additional competition from new entrants into our markets.

         We believe that competitive factors in our markets include:

         Principal Factors

-        quality of service and products;

-        development of new products and services;

-        price;

-        project management capability; and

-        technical and business expertise.

         Outside Factors

-        employment terms and conditions offered by our competitors; and

-        the development by competitors of new products and services

10.      COMPETITIVE MARKET FOR TECHNICAL PERSONNEL.

         We believe that our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Such qualified personnel are in great demand, there is significant competition for such employees and it is likely that access to such personnel will remain limited for the foreseeable future. There can be no assurance that we will be successful in attracting a sufficient number of such personnel in the future, or that we will be successful in retaining, training and motivating the employees we are able to attract.

11.      RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS.

         Our success depends in part on our ability to develop solutions that keep pace with:

-        continuing changes in information technology;

-        evolving industry standards; and

-        changing customer objectives and preferences.

         There can be no assurance that we will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, we may not be successful in the marketplace. In addition, competitors' products or technologies may make our services non-competitive or obsolete. Our failure to address these developments could have a material adverse effect on our business.

12.      DEPENDENCE ON SUPPLIERS.

         Our business depends upon an adequate supply of hardware, software products and computer systems at competitive prices and on reasonable terms. Consequently, our results of operations are dependent, in part, upon the demand for, price of, technical capabilities of and quality of the products available for resale. Our principal supplier is Sun Microsystems, Inc. We are also supplied by Oracle Corporation, Netscape Communications Corporation, Cisco Systems, Inc. and Hewlett Packard Company.

         To mitigate the risk of product shortage, we attempt, when possible, to procure some hardware and software products from multiple sources. Some products are available from only a single source, as manufacturers elect to provide a direct relationship with system integrators. We have supply contracts with vendors and purchase hardware and software products and computer systems on a purchase order basis. As a result, there can be no assurance that such products will continue to be available as required by us at prices or on terms acceptable to us.

         During the fourth quarter of 1998, shortages of products from our principal vendor significantly disrupted the orderly flow of products and had a material adverse effect on our results of operations. These issues were short-term and during 1999 the supply of product resumed to its historic levels.

13.      EFFECTS OF YEAR 2000 ISSUE.

         Year 2000 issues are the result of computer programs utilizing two digits rather than four to define the applicable year associated with the program or computations made by it. This could result in a systems failure or miscalculation causing disruptions of operations, such as the temporary inability to process transactions, send invoices or engage in normal business activities. Although we do not believe that year 2000 issues will have a significant impact on our internal operations or on solutions developed for clients where we have provided an express warranty regarding the year 2000 issue, there can be no assurance that we will not experience interruptions of operations because of year 2000 problems or become involved in disputes with clients regarding year 2000 problems involving solutions that we developed or implemented or the interaction of such solutions with other applications. Year 2000 problems could require us to incur unanticipated expenses, and such expenses could have a material adverse effect on our business, financial condition and results of operations. Furthermore, Year 2000 issues may affect the purchasing patterns of our clients or potential clients as companies expend significant resources to ensure that their current systems are year 2000 compliant. These expenditures may result in fewer funds available to purchase our services, which in turn could have a material adverse effect on our business, financial condition and results of operations.

14.      DIVIDENDS.

         No dividends have been paid by us since inception and the payment of dividends on our Common Stock is not contemplated in the foreseeable future. The payment of future dividends on our Common Stock will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. Earnings, if any, are expected to be retained to finance and develop our business.

15.      POTENTIAL VOLATILITY OF STOCK PRICE.

         The market price of the shares of our Common Stock could in the future be subject to high volatility. Some factors that may affect the market price include:

-        actual or anticipated fluctuations in our operating results;

- announcements of technological innovations or new commercial products or services by us or our competitors;

- market conditions in the computer software and hardware industries generally;

- changes in recommendations or earnings estimates by securities analysts; and

-        actual or anticipated quarterly fluctuations in financial results.

         Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

16.      NO LEGAL OR TAX ADVICE.

         Any purchasers of the Shares should consult with their respective counsel, accountant or business adviser as to legal, tax and related matters concerning investment in the Shares offered hereby. An investment in the Shares may involve certain material federal and state tax consequences.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the Shares offered by this Prospectus.

                            SELLING SECURITY HOLDERS

         All of the shares of Common Stock of the Company offered hereby are being sold for the account of the selling security holders identified in the following table (the "Selling Security Holders").

         The Selling Security Holders are offering for sale an aggregate of 3,706,776 shares of Common Stock which include: (i) 2,428,628 shares of Common Stock; (ii) 620,000 shares of Common Stock which may be issued upon the exercise of warrants; (iii) 201,005 shares of Common Stock, subject to adjustment, which may be issued upon the conversion of the Series D Shares; and (iv) 457,143 shares of Common Stock, subject to adjustment, which may be issued upon the conversion of the Company's outstanding Series E Shares. The shares of Common Stock, warrants to purchase shares of Common Stock, Series D Shares and Series E Shares were previously issued by the Company in private placement transactions. 1,500,000 of the Shares covered by this Prospectus are being offered by the Company's principal stockholders.

         Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Act"), this Prospectus is deemed to include additional Shares which may be issued as: (i) payment of dividends on the Series D Shares and Series E Shares; and (ii) upon conversion of the Series D Shares and Series E Shares at a conversion price less than $4.975 and $6.5625, respectively. SEE "ADJUSTMENT FEATURES OF THE SERIES D CONVERTIBLE PREFERRED STOCK AND SERIES E CONVERTIBLE PREFERRED STOCK."

         The following table sets forth as of April 23, 1999 the number of Shares being held of record or beneficially (to the extent known by the Company) by such Selling Security Holders and provides (by footnote reference) any material relationship between the Company and such Selling Security Holder, all of which is based upon information currently available to the Company.

         The shares of Common Stock offered by the Selling Security Holders may be offered for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.



                                                               Number of
                                 Beneficial Ownership of        Shares              Beneficial
        Name of                  Selling Security Holder       Offered          Ownership of Shares
Selling Security Holder            Prior to Offering(1)        Hereby(2)          After Offering(2)
                                   Number        Percent                        Number        Percent
Anderson, O. Jack                  333,334          3.5%       333,334             0             0%

Cook, Scott D                       40,000(3)         *         40,000             0             0%

FAC Enterprises, Inc.              120,000(4)       1.2%       120,000             0             0%

Founders Partners IV, L.L.C        235,294          2.5%       235,294             0             0%

                                                                               Number of
                                             Beneficial Ownership of            Shares                  Beneficial
        Name of                              Selling Security Holder           Offered              Ownership of Shares
Selling Security Holder                        Prior to Offering(1)            Hereby(2)              After Offering(2)
                                               Number        Percent                                Number        Percent

Gaare, Maureen                                   296               *              296                    0               0%

Grube, Daniel                                    296               *              296                    0               0%

Gwin, Gary                                     3,111               *            3,111                    0               0%

Halifax Fund, L.P.                           404,762(5,7)        4.1%         557,143(6,7)               0               0%

IP Services, Inc.                            130,000(8)            *          130,000                    0               0%

Lancer Offshore, Inc.                        820,000(9)          8.7%         820,000                    0               0%

Lancer Partners, L.P.                        470,000(9)          5.0%         470,000                    0               0%

Lancer Voyager Fund                          170,000(9)          1.8%         170,000                    0               0%

Lauer, Michael                             1,500,000(10)        15.8%          40,000                    0               0%

Moorhead, Donald F                            30,000(3)            *           30,000                    0               0%

Moorhead, George O                            10,000(3)            *           10,000                    0               0%

Rosen, Paul                                    5,000               *            5,000                    0               0%

SPH Equities, Inc.                           368,388(11)         3.8%         275,000(12)           93,388               *

Spackman, Thomas J                            20,000(3)            *           20,000                    0               0%

The Cuttyhunk Fund Limited                   301,005(13)         3.1%         301,005                    0               0%

Vahalla, Trust of Daniel J. and Mary         146,297             1.5%         146,297                    0               0%

Total                                                                       3,706,776

---------------------
* Less than 1%

(1) Applicable percentage of ownership is based on 9,465,643 shares of Common Stock outstanding as of April 23, 1999, plus any Common Stock equivalents held by such holder.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Security Holders prior to the termination of this offering. Because the Selling Security Holders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Security Holder will own upon completion of this offering.

(3) Reflects Shares issuable upon the exercise, if at all, of common stock purchase warrants at an exercise price of $4.25 per share. The warrants were issued in a private placement transaction as of May 13, 1998.

(4) Through common ownership, FAC Enterprises, Inc. is an affiliate of IP Services, Inc., also a Selling Security Holder.

(5) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Includes (i) 304,762 Shares issuable upon the conversion, if at all, of 2,000 shares of Series E Convertible Preferred Stock at a conversion price of $6.5625 per share of Common Stock, subject to adjustment; and (ii) 100,000 Shares issuable upon the exercise of common stock purchase warrants at an exercise price of $7.875 per share. The Series E Shares and warrants were issued in a private placement transaction as of February 9, 1999. Pursuant to Rule 416 of the Act, this Prospectus shall also be deemed to include additional Shares which may be issued: (i) as payment of dividends on the Series E Shares; and (ii) upon conversion of the Series E Shares at a conversion price less than $6.5625 per share of Common Stock. See "ADJUSTMENT FEATURES OF THE SERIES D CONVERTIBLE PREFERRED STOCK AND SERIES E CONVERTIBLE PREFERRED STOCK."

(6) Represents (i) Shares issuable upon the conversion, if at all, of 2,000 shares of Series E Convertible Preferred Stock at a conversion price, subject to adjustment, of $6.5625 per share of Common Stock and (ii) 100,000 Shares issuable upon the exercise of common stock purchase warrants. Pursuant to the Registration Rights Agreement dated as of February 9, 1999 between the Company and Halifax Fund, L.P., the Company agreed to register herein 150% of the number of Shares issuable had all of the Series E Shares been converted on the trading day immediately preceding the filing of this Registration Statement. See "ADJUSTMENT FEATURES OF THE SERIES D CONVERTIBLE PREFERRED STOCK AND SERIES E CONVERTIBLE PREFERRED STOCK."

(7) Pursuant to the terms of the Series E Shares and warrants issued to Halifax Fund, L.P., such Selling Security Holder cannot convert the Series E Shares or exercise warrants to the extent such conversion and/or exercise would cause the number of shares of Common Stock beneficially owned by such Selling Security Holder and its affiliates (other than shares deemed beneficially owned through ownership of unconverted Series E Shares and unexercised warrants) to exceed 4.9% (subject to adjustment) of the then issued and outstanding shares of Common Stock following such conversion and/or exercise.

(8) Includes 85,000 Shares of common stock, as well as 45,000 Shares issuable upon the exercise, if at all, of common stock purchase warrants at an exercise price of $5.25 per share issued in private placement transactions during 1998. Through common ownership, IP Services, Inc. is an affiliate of FAC Enterprises, Inc., also a Selling Security Holder.

(9) The beneficial ownership of these shares is also attributed to Michael Lauer. See Footnote No. 10.

(10) Includes direct ownership of 40,000 shares and investment control of 1,460,000 shares through Mr. Lauer's role as Managing Member of Lancer Management Group LLC which is the Manager of Lancer Offshore, Inc. (820,000 shares) and Lancer Voyager Fund (170,000 shares), and Lancer Management Group, II, which is the Manager of Lancer Partners, L.P. (470,000 shares). Mr. Lauer acts as Investment Manager of each of these funds.

(11) Includes 275,000 Shares issuable upon the exercise of common stock purchase warrants issued in private placement transactions (200,000 at an exercise price of $3.50 per share and 75,000 at an exercise price of $4.75 per share).

(12) Only includes the reoffer of the Shares issuable upon exercise of the warrants.

(13) Includes (i) 201,005 Shares issuable upon the conversion, if at all, of 1,000 shares of Series D Convertible Preferred Stock at a conversion price of $4.975 per share of Common Stock, subject to adjustment; and
         (ii) 100,000 Shares issuable upon the exercise of common stock purchase warrants at an exercise price of $5.97 per share. The Series D Shares and warrants were issued in a private placement transaction as of December 31, 1998. Pursuant to Rule 416 of the Act, this Prospectus shall also be deemed to include additional Shares which may be issued:
         (i) as payment of dividends on the Series D Shares; and (ii) upon conversion of the Series D Shares at a conversion price less than $4.975 per share of Common Stock. See "ADJUSTMENT FEATURES OF THE SERIES D CONVERTIBLE PREFERRED STOCK AND SERIES E CONVERTIBLE PREFERRED STOCK."

         Under agreements with the Selling Security Holders, all offering expenses are borne by Osage except the fees and expenses of any counsel and other advisors that the Selling Security Holder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the Shares.

ADJUSTMENT FEATURES OF THE SERIES D CONVERTIBLE PREFERRED STOCK AND SERIES E CONVERTIBLE PREFERRED STOCK

         The shares of Series D Convertible Preferred Stock are subject to certain adjustment features which may result in the issuance of additional securities. This may occur in the event Osage fails to timely satisfy its obligation to redeem the Series D Shares in which event the conversion price of the Series D Shares may be decreased. A reduction in the conversion price would result in an increase in the number of shares issuable upon conversion of the Series D Shares. An adjustment event could also occur in the event Osage chooses to pay dividends earned on the Series D Shares in the form of additional shares of Osage Stock. For a further description of these provisions, your attention is directed to the "DESCRIPTION OF SECURITIES - SERIES D CONVERTIBLE PREFERRED STOCK" section of this Prospectus.

         The shares of Series E Convertible Preferred Stock are subject to certain adjustment features which may result in the issuance of additional securities. This may occur in the event Osage fails to timely satisfy its obligation to redeem the Series E Shares in which event the conversion price of the Series E Shares may be decreased. A reduction in the conversion price would result in an increase in the number of shares issuable upon conversion of the Series E Shares. An adjustment event could also occur in the event Osage chooses to pay dividends earned on the Series E Shares in the form of additional shares of Osage Stock. For a further description of these provisions, your attention is directed to the "DESCRIPTION OF SECURITIES - SERIES E CONVERTIBLE PREFERRED STOCK" section of this Prospectus.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share, of which 9,465,643 are currently outstanding as of April 23, 1999.

         Holders of Common Stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of Common Stock have one vote for each share held of record and do not have cumulative voting rights.

         Holders of Common Stock are entitled upon liquidation of the Company to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no pre-emptive or similar rights. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

         Within the limits and restrictions contained in the Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock, $.01 par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights, and any other preference or special rights and qualifications.

         SERIES A $3.00 CONVERTIBLE PREFERRED STOCK

         The Board of Directors has authorized the designation of a series of preferred stock as Series A $3.00 Convertible Preferred Stock, with such rights and preferences as are described in the following summary. 122 Series A Shares were issued during December 1997 in conjunction with a private placement transaction. As of April 23, 1999, 8 Series A Shares with a stated value of $240,000 remain outstanding.

-        Liquidation Preference

         The Series A Shares have a liquidation preference of $30,000 per Series A Share, plus any accrued dividends thereon. The holders of the Series A Shares shall share ratably in all liquidation preferences. Accordingly, if we liquidate or dissolve, after payment to all creditors, no distribution shall be made to holders of Common Stock, unless prior thereto holders of the Series A Shares have received $30,000 per share.

-        Dividends

         The holders of the Series A Shares shall not be entitled to receive dividends.

-        Conversion

         The holders of the Series A Shares have the right at any time to convert the stated value of the purchase price of the Series A Shares into shares of Common Stock at a conversion rate of $3.00 per share of Common Stock.

         The number of shares of Common Stock into which each Series A Share shall be convertible shall be subject to adjustment to protect against dilution in the event we declare a stock dividend, make a distribution on the Common Stock, divide or reclassify the outstanding shares of Common Stock.

-        Voting Rights

         Prior to the conversion of the Series A Shares, the holders thereof shall have no voting rights.

-        Redemption

         All, but not less than all, of the Series A Shares may be redeemed at any time at our sole discretion at $30,000 per Series A Share upon thirty (30) days' written notice to the holders, provided that at the time of the redemption notice: (i) the average of the closing bid and ask prices of the Common Stock shall have exceeded $5.00 for the twenty (20) trading days preceding the date of the redemption notice; (ii) the shares of Common Stock issued or issuable upon conversion of the Series A Shares are subject to an effective Registration Statement; and (iii) the placement agent engaged to offer the Series A Shares shall have waived any restrictions upon the resale of such shares. The holders of the Series A Shares shall be entitled to exercise their conversion option during said thirty (30) day notice period.

-        Certificate of Designation

         The terms described above are merely summaries of the salient features of the Series A Shares. The actual terms are contained within a definitive Certificate of Designation on file with the Delaware Secretary of State.

         SERIES D CONVERTIBLE PREFERRED STOCK

         The Board of Directors has authorized the designation of a series of Preferred Stock as Series D Convertible Preferred Stock, with such rights and preferences as are described in the following summary. 1,000 Series D Shares were issued during December 1998 in conjunction with a private placement transaction, all of which are outstanding.

-        Liquidation Preference

         Subject to and after making provision for the rights and preferences of the Series A Shares, the holders of the Series D shall be entitled to a liquidation preference equal to $1,000 per share plus any accrued but unpaid dividends thereon. Accordingly, if we liquidate or dissolve, after payment to all creditors and payment of the liquidation preference to holders of Series A

Shares, no distribution shall be made to the holders of Common Stock, unless prior thereto, holders of the Series D Shares shall have received a liquidation preference of $1,000 plus all accrued but unpaid dividends thereon.

-        Dividends

         The holder of the Series D Shares shall be entitled to dividends in preference to any dividend on Common Stock payable upon conversion at a per share rate of eight percent per annum accruing from the date of issuance. We may elect to pay the dividends in the form of shares of Common Stock.

-        Conversion

         Upon the earlier to occur of: (i) the 90th calendar day after the date of issuance; or (ii) the date on which a registration statement registering the resale of the Common Stock issuable upon conversion of the Series D Shares is declared effective, the holders of the Series D Shares thereafter have the right at any time to convert the $1,000,000 stated value of the shares, into shares of Common Stock at the Series D conversion rate of $4.975 per share. The Series D conversion rate is subject to adjustment if we fail to comply with certain redemption provisions described below under the caption, "Redemption." As so adjusted the conversion rate shall be equal to the lesser of (i) $4.975 or (ii) 80% of the average of the three lowest closing bid prices of the Common Stock (as reported by Bloomberg, LP or if not so reported as set forth in the definition of closing bid price within the Certificate of Designation of the Series D Shares) during the five trading days immediately preceding the conversion date.

         Commencing on the effective date of a registration statement covering the shares of Common Stock issuable upon conversion of the Series D Shares, and provided the registration statement then remains effective, we have the right to force conversion by the holders of the Series D Shares, provided that the closing bid price (as set forth in the Certificate of Designation) as calculated on the date set forth in the forced conversion notice is equal to or greater than 150% of the conversion price. We may not initiate a forced conversion more than once every 30 calendar days and no single forced conversion shall exceed 50% of the total number of shares of Series D Shares issued. In addition, we may force conversion on a holder of only that number of shares which would result in the holder beneficially owning 4.99% or less of the shares of our Common Stock then outstanding.

         The number of shares of Common Stock into which each Series D Share shall be convertible shall be subject to adjustment to protect against dilution in the event we shall declare a stock dividend, make a distribution on the Common Stock, divide or reclassify the outstanding shares of Common Stock.

-        Voting Rights

         Prior to the conversion of the Series D Shares, the holder thereof shall have no voting rights except as expressly required under Delaware law; provided, however, that the affirmative vote of two thirds of the holders of the Series D Shares shall be necessary for the taking of any action that is inconsistent or conflicts with the rights, preferences or privileges of the Series D Shares.

-        Redemption

         The Series D Shares may be redeemed at the option of a holder upon written notice delivered within ten business days after the first anniversary of the issuance date if the closing bid price (as set forth in the Certificate of Designation) calculated as of the first anniversary of the issuance date is less than the conversion price as of the issuance date. The redemption price shall be 120% of the stated value ($1,000 per share) plus accrued and unpaid dividends. Failure to comply with these redemption provisions would result in an adjustment to the conversion price.

-        Certificate of Designation

         The terms described above are merely summaries of the salient features of the Series D Shares. The actual terms are described within the definitive Certificate of Designation, as corrected by a Certificate of Correction, on file with the Delaware Secretary of State.

         SERIES E CONVERTIBLE PREFERRED STOCK

         The Board of Directors has authorized the designation of a series of Preferred Stock as Series E Convertible Preferred Stock, with such rights and preferences as are described in the following summary. 2,000 Series E Shares were issued during February 1999 in conjunction with a private placement transaction, all of which are outstanding.

-        Liquidation Preference

         Subject to and after making provision for the rights and preferences of the Series A Shares and Series D Shares, the holders of the Series E Shares shall be entitled to a liquidation preference equal to $1,000 per share, plus all accrued but unpaid dividends thereon. Accordingly, if we liquidate or dissolve, after payment to all creditors and payment of the liquidation preference to holders of Series A Shares and Series D Shares, no distribution shall be made to the holders of Common Stock, unless prior thereto, holders of the Series E Shares shall have received a liquidation preference of $1,000 plus all accrued but unpaid dividends thereon.



-        Dividends

         The holder of the Series E Shares shall be entitled to dividends in preference to any dividend on Common Stock, but not in preference to any dividend on the Series D Shares, payable upon conversion at a per share rate of eight percent per annum on $1,000, accruing from the date of issuance. We may elect to pay the dividends in the form of shares of Common Stock.

-        Conversion

         Upon the earlier to occur of: (i) the 90th calendar day after the date of issuance; or (ii) the date on which a registration statement registering the resale of the Common Stock issuable upon conversion of the Series E Shares is declared effective, the holders of the Series E Shares thereafter have the right to convert at any time all or any portion of the $2,000,000 stated value of the shares, into shares of Common Stock at the conversion rate then in effect. The conversion rate for the Series E Shares is $6.5625 per share. The Series E conversion rate is subject to adjustment if we fail to comply with certain redemption provisions described below under the caption, "Redemption." As so adjusted the conversion rate shall be equal to the lesser of: (i) $6.5625; or
(ii) 80% of the average of three lowest closing bid prices of the Common Stock (as reported by Bloomberg, LP or if not so reported as set forth in the definition of closing bid price within the definitive Certificate of Designation of the Series E Shares) during the five trading days immediately preceding the conversion date.

         Commencing on the effective date of a registration statement covering the shares of Common Stock issuable upon conversion of the Series E Shares, and provided the registration statement then remains effective, we have the right to force conversion by the holders of the Series E Shares, provided that the closing bid price (as set forth in the Certificate of Designation) as calculated on each of the five trading days set forth in the forced conversion notice is equal to or greater than 150% of the conversion price. We may not initiate a forced conversion more than once every 30 calendar days and no single forced conversion shall exceed 50% of the total number of shares of Series E Shares issued. In addition, we may force conversion on a holder of only that number of shares which would result in the holder beneficially owning 4.99% or less of the shares of our Common Stock then outstanding.

         Any Series E Shares that are outstanding on February 9, 2001 shall automatically convert into Common Stock, provided that the holders of the outstanding shares may elect to defer the date of automatic conversion by the number of days equal to 1.5 times the number of days (A) there is not an effective registration statement covering the resale of the Common Stock issuable upon conversion (exclusive of the first 90 days following the issuance date of the Series E Shares); (B) there is not a sufficient number of shares of Common Stock available for conversion of all outstanding Series E Shares; (C) for any other reason we refuse or announce our refusal to honor conversion of Series E Shares; or (D) there is a suspension, restriction or limitation on the ability of holders of Series E Shares to sell shares of Common Stock received upon conversion. Notwithstanding the preceding sentence, no holder of Series E Shares shall be obligated to convert on the automatic conversion date unless (A) there is no material default under the securities purchase documents pursuant to which the Series E Shares were privately purchased; (B) a registration statement registering the resale of the Common Stock issuable upon conversion of the Series E Shares and exercise of warrants to purchase 100,000 shares of Common Stock issued in connection therewith is effective and was effective for the 60 consecutive trading days prior to such automatic conversion date; (C) we and our subsidiaries on a consolidated basis have tangible and intangible assets exceeding liabilities, we are able to pay our debts as they become due in the ordinary course of business and we are not subject to any liquidation or dissolution proceeding; and (D) the holder of the Series E Shares has received a certificate from an executive officer of Osage certifying that each of the foregoing conditions has been satisfied.

         The number of shares of Common Stock into which each Series E Share shall be convertible shall be subject to adjustment to protect against dilution in the event we shall declare a stock dividend, make a distribution on the Common Stock, divide or reclassify the outstanding shares of Common Stock, or transfer our assets in a "spin off" such that one of our subsidiaries or divisions becomes an independent company.

-        Voting Rights

         Prior to the conversion of the Series E Shares, the holder thereof shall have no voting rights other than those required under Delaware law; provided, however, that the affirmative vote of 75% in interest of the outstanding Series E Shares shall be necessary for (i) any amendment or repeal of the Certificate of Designation of Series E Shares and (ii) any amendment to our Certificate of Incorporation or By-laws that may amend or adversely affect any of the rights, privileges or preferences of the Series E Shares.

-        Redemption

         The Series E Shares may be redeemed at the option of a holder upon written notice delivered within ten business days after the first anniversary of the issuance date if the closing bid price (as set forth in the Certificate of Designation) calculated as of the first anniversary of the issuance date is less than the conversion price as of the issuance date. The redemption price shall be 120% of the stated value ($1,000 per share). Failure to comply with these redemption provisions would result in an adjustment to the conversion price.

-        Mandatory Repurchase

       A holder of Series E Shares may at its option compel us to repurchase all or a portion of the shares at the redemption price in the event that any of the following events involving Osage occurs or is announced as pending:

       (i) a change of control transaction resulting in either (a) a consolidation, merger or tender offer of Osage with or into another entity in which 50% of Osage's voting power is transferred, (y) any person, together with its affiliates and associates, beneficially owns in excess of 50% of Osage's voting power or (z) a replacement of more than one-half of the members of our Board of Directors without approval of those individuals who are members of the Board of Directors on the date of such replacement;

       (ii) insolvency, inability to pay debts as they become due, an assignment for the benefit of creditors, commencement of proceedings for dissolution or an application for or consent to the appointment of a trustee, liquidator or receiver for Osage or for a substantial part of its property or business;

       (iii) the filing of bankruptcy, reorganization, insolvency or liquidation proceedings by or instituted against Osage; or

       (iv)       a going private transaction.

-        Certificate of Designation

         The terms described above are merely summaries of the salient features of the Series E Shares. The actual terms are described within the definitive Certificate of Designation on file with the Delaware Secretary of State.

PRIVATELY ISSUED OPTIONS AND WARRANTS

         We have issued, in private transactions or pursuant to our stock option plan, options to purchase 3,352,268 shares of Common Stock. 1,600,000 of these options were issued to the former Osage shareholders in connection with the merger with Pacific Rim and the remaining options were issued during the fourth quarter of 1997 and during 1998 to management, employees and other consultants at exercise prices ranging from $3.00 to $6.625, subject to varying vesting periods.

         We have also agreed to issue warrants to purchase 860,000 shares of Common Stock. These warrants include warrants issued to investors and certain placement agents and investment bankers in connection with approximately $9.6 million in private placement financing completed by the Company during 1998 and the first quarter of 1999. The warrants were issued at exercise prices ranging from $3.50 to $7.875.

REGISTRATION RIGHTS

         This Prospectus has been prepared pursuant to registration rights granted in connection with the transactions in which the Shares or securities convertible or exercisable for the Shares, were sold to the Selling Security Holders. We have also granted registration rights in connection with recent acquisitions of business and private placement transactions. Based upon such registration rights, and as a result of the lapse of the holding period for restricted securities under Rule 144 of the Securities Act of 1933, approximately 2.9 million shares of Common Stock will become eligible for public resale periodically during the remainder of 1999.

PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT

         DELAWARE GENERAL CORPORATION LAW

         We are governed by the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

         The provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control of Osage or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

         The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "Preferred Stock," may have the effect of delaying or deterring a change in the control or management of Osage.

         CERTIFICATE OF INCORPORATION

         One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

         The Certificate of Incorporation provides that the Board of Directors is divided into three classes, that directors shall only be removed for cause and by a supermajority vote of stockholders, and that the consent of the Board of Directors is required to amend the Certificate of Incorporation. These provisions could delay or frustrate the removal of incumbent directors and could make more difficult a change in control transaction.

                              PLAN OF DISTRIBUTION

         The Selling Security Holders have not advised us of any specific plan for distribution of the Shares offered hereby, but it is anticipated that the Shares will be sold from time to time by the Selling Security Holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the American Stock Exchange, any other exchange upon which our Shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; (iv) through options, swaps or derivatives; (v) in privately negotiated transactions; (vi) in transactions to cover short sales; or
(vii) through a combination of any such methods of sale. The Selling Security Holders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         The Selling Security Holders may sell their Shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their Shares. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Security Holders, or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser in amounts to be negotiated immediately prior to the sale. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a Selling Security Holder to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Security Holder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Security Holder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such Shares commissions as described above.

         The Selling Security Holders and any broker-dealers or agents that participate with the Selling Security Holders in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the Selling Security Holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the Shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a Selling Security Holder may pledge its Shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the Shares or a default by a Selling Security Holder, the broker-dealer or financial institution may offer and sell the pledged Shares from time to time.

         We will not receive any proceeds from the sale of the Shares. We will pay the expenses of preparing this Prospectus and the related Registration Statement. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus. The Selling Security Holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  LEGAL MATTERS

         The validity of the issuance of the Shares of Common Stock offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, Pennsylvania 19103.

                                     EXPERTS

         The financial statements for the years ended December 31, 1998 and 1997 incorporated in this Prospectus by reference from the Annual Report on Form 10-KSB for the Company for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements for the year ended December 31, 1996 included in this Prospectus by reference from the Annual Report on Form 10-KSB for the Company for the year ended December 31, 1998 have been audited by Pearce, Gray & Rudd, independent public accountants, as stated in their report herein by reference and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

         The financial statements of H.V. Jones, Inc. for the years ended December 31, 1997 and December 31, 1996 incorporated in this Prospectus by reference from the Current Report on Form 8-K/A dated March 17, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Solsource Computers, Inc. for the years ended January 31, 1998 and January 31, 1997 incorporated in this Prospectus by reference from the Current Report on Form 8-K/A dated March 17, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Open System Technologies, Inc. (formerly known as Computer Health and Safety, Inc.) as of December 31, 1997 and for the year then ended incorporated in this Prospectus by reference from the Current Report on Form 8-K/A dated April 24, 1998, have been so audited by Clark, Schaefer, Hackett & Co., independent certified public accountants, as stated in their report, which is incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

         The financial statements of Open System Technologies, Inc. (formerly known as Computer Health and Safety, Inc.) as of December 31, 1996, and for the year then ended included in the Current Report on Form 8-K/A dated April 24, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included in the Current Report on Form 8-K/A dated April 24, 1998 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Open Business Systems, Inc. for the years ended December 31, 1997 and December 31, 1996 incorporated in this Prospectus by reference from the Current Report on Form 8-K/A dated June 22, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Osage files at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, you should call 212-306-1484.

         The SEC allows Osage to "incorporate by reference" the information Osage files with them, which means that Osage can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Osage files with the SEC will automatically update and supersede this information. Osage incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Security Holders sell all the Shares.

          1.   Annual Report on Form 10-KSB for the year ended December 31,
               1997;

          2. Quarterly Report on Form 10-QSB for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

          3. Current Reports on Form 8-K and 8-K/A filed with the Securities and Exchange Commission on January 6, 1998, February 17, 1998, March 5, 1998, March 11, 1998, March 27, 1998, May 8, 1998, May
               26, 1998, June 9, 1998, July 7, 1998 and September 4, 1998;

          4. The description of Osage's Common Stock, $.01 par value, which is contained in Osage's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, dated November 18, 1998, including any subsequent amendments or reports filed for the purpose of updating such description; and

          5.   Annual Report on Form 10-KSB for the year ended December 31,
               1998.

         Osage will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                       John Iorillo, Chief Financial Officer
                       Osage Systems Group, Inc.
                       1661 East Camelback Road, Suite 245
                       Phoenix, Arizona  85016
                       (602) 274-1299

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. Osage has authorized no one to provide you with different information. Osage is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation and Bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the Certificate of Incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our Certificate of Incorporation and Bylaws also provide that we shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by the Court, shall be determined by our Board of Directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

       -        breach of duty;                   -        misleading statement;

       -        neglect;                          -        omission; or

       -        error;                            -        act done.

       -         misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions, or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fee .......................................             $ 6,569
Counsel fees and expenses* .................................             $25,000
Accounting fees and expenses* ..............................             $25,000
Miscellaneous expenses* ....................................             $ 5,000
     Total* ................................................             $61,569


----------
*        Estimated

         We will bear all expenses of issuance and distribution listed above. The costs of fees and expenses of legal counsel and other advisors, if any, that any Selling Security Holder employs in connection with the offering will be borne by that Selling Security Holder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Certificate of Incorporation and Bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the Certificate of Incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our Certificate of Incorporation and Bylaws also provide that we shall indemnify any person who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

     -        breach of duty;                   -        misleading statement;

     -        neglect;                          -        omission; or

     -        error;                            -        act done.

     -        misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We refer you to Item 17 for our undertakings with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.



   Exhibit No.                                    Description of Exhibit
   -----------                                    ----------------------

      5                  Opinion of Buchanan Ingersoll Professional Corporation as to validity of Common Stock.

     23.1                Consent of Pearce, Gray & Rudd.

     23.2                Consent of Deloitte & Touche LLP.

     23.3                Consent of Buchanan Ingersoll Professional Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).

     23.4                Consent of Clark, Schaefer, Hackett & Co.

     23.5                Consent of KPMG LLP.

     24                  Powers of Attorney of certain officers and directors of Osage
                        (contained on the signature page of this Registration Statement).

ITEM 17. UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes that it will:

            (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

            (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 28th day of April, 1999.

                                      OSAGE SYSTEMS GROUP, INC.

                                      By:/s/ Jack R. Leadbeater
                                         ---------------------------------------
                                         Chairman of the Board and
                                         Chief Executive Officer


                                      By:/s/ John Iorillo
                                         ---------------------------------------
                                         Chief Financial Officer/Principal
                                         Accounting Officer and Director

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jack R. Leadbeater and David S. Olson, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                   Title                                 Date
              ---------                                   -----                                 ----

/s/ Jack. R. Leadbeater                 Chairman, Chief Executive Officer and              April 28, 1999
-----------------------
   Jack R. Leadbeater                   Director

/s/ David S. Olson                      President and Director                             April 28, 1999
-----------------------
   David S. Olson

/s/ Phil Carter                         Chief Operating Officer and Director               April 28, 1999
-----------------------
   Phil Carter

/s/ John Iorillo                        Chief Financial Officer and Director               April 28, 1999
-----------------------
   John Iorillo

/s/ Andrew P. Panzo                     Director                                           April 28, 1999
-----------------------
   Andrew P. Panzo

/s/ George Knight                       Director                                           April 28, 1999
-----------------------
   George Knight

                                  EXHIBIT INDEX


Exhibit No.                    Description of Exhibit

   5          Opinion of Buchanan Ingersoll Professional Corporation as
              to validity of Common Stock.                                    Filed herewith

  23.1        Consent of Pearce, Gray & Rudd.                                 Filed herewith

  23.2        Consent of Deloitte & Touche LLP.                               Filed herewith

  23.3        Consent of Buchanan Ingersoll Professional
              Corporation (contained in the opinion filed
              as Exhibit 5 to the Registration Statement).
                                                                              Filed herewith

  23.4        Consent of Clark, Schaefer, Hackett & Co.                       Filed herewith

  23.5        Consent of KPMG LLP.                                            Filed herewith

   24          Powers of Attorney of certain officers and
              directors of Osage (contained on the
              signature page of this Registration
              Statement).
                                                                              Filed herewith